Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 7 DATED SEPTEMBER 16, 2014
TO THE PROSPECTUS DATED MAY 28, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated May 28, 2014, Supplement No. 4 dated August 19, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 5 dated August 25, 2014 and Supplement No. 6 dated September 3, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.; and
(2)	placement of debt on certain real property investments and related matters.
OPERATING INFORMATION
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of September 12, 2014, we had accepted investors’ subscriptions for, and issued, approximately 7.4 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $122.2 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
PROSPECTUS UPDATES
Placement of Debt on Certain Real Property Investments and Related Matters
The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Placement of Debt on Certain Real Property Investments” beginning on page 88 of the prospectus.
Credit Facility
On September 12, 2014, our operating partnership entered into an amended and restated credit agreement (“Amended Credit Agreement”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) as administrative agent, swing line lender and letter of credit issuer, U.S. Bank National Association (“U.S. Bank”) as syndication agent and documentation agent and other lending institutions that are or may become parties to the Amended Credit Agreement (collectively with JPMorgan Chase and U.S. Bank, the “Lenders”).
The Amended Credit Agreement allows our operating partnership to borrow up to $75.0 million in revolving loans (the “Revolving Loans”) and includes a $25.0 million term loan (the “Term Loan”), with the maximum amount outstanding not to exceed the borrowing base (the “Borrowing Base”), calculated as (i) 65% of the aggregate value allocated to each qualified property comprising eligible collateral (as defined in the Amended Credit Agreement and collectively, the “Qualified Properties”) during the period from September 12, 2014 through September 11, 2015 and (ii) 60% during the period from September 12, 2015 through September 12, 2017 (the “Amended Credit Facility”).

Up to 15.0% of the Revolving Loans may be used for issuing letters of credit and up to 10.0% of the Revolving Loans, not to exceed $50.0 million, may be used for short term (ten day or less) advances (the “Swing Line Loans”). Subject to meeting certain conditions described in the Amended Credit Agreement and the payment of certain fees, aggregate borrowings under the Amended Credit Facility may be increased up to a maximum of $750.0 million. The Amended Credit Facility, letters of credit and Swing Line Loans mature on September 12, 2017; however, we may elect to extend the maturity dates of such loans to September 12, 2019, subject to satisfying certain conditions described in the Amended Credit Agreement. As of September 12, 2014, the Borrowing Base under the Credit Facility was approximately $91.5 million based on the value allocated to the Qualified Properties, and we had outstanding borrowings of approximately $52.4 million.

The Revolving Loans and Term Loan will bear interest at rates depending upon the type of loan specified by us. For a eurodollar rate loan, as defined in the Amended Credit Agreement, the interest rate will be equal to the one-month, two-month, three-month or six-month LIBOR for the interest period, as elected by us, multiplied by the Statutory Reserve Rate (as defined in the Amended Credit Agreement), plus the applicable rate (the “Eurodollar Applicable Rate”). The Eurodollar Applicable Rate is based upon the overall leverage ratio, generally defined in the Amended Credit Agreement as the total consolidated outstanding indebtedness of the Company divided by the total consolidated asset value of the Company (as defined in the Amended Credit Agreement) (the “Leverage Ratio”), and ranges from 1.90% at a Leverage Ratio of 50.0% or less to 2.45% at a Leverage Ratio greater than 60.0%. For base rate committed loans, the interest rate will be a per annum amount equal to the greatest of: (a) JPMorgan Chase’s Prime Rate; (b) the Federal Funds Effective Rate (as defined in the Amended Credit Agreement) plus 0.50%; and (c) one month LIBOR multiplied by the Statutory Reserve (as defined in the Amended Credit Agreement) plus 1.0% plus the applicable rate (the “Base Rate Applicable Rate”). The Base Rate Applicable Rate is based upon the Leverage Ratio, and ranges from 0.90% at a Leverage Ratio of 50.0% or less to 1.45% at a Leverage Ratio greater than 60.0%. The Amended Credit Agreement also includes an interest rate structure should we convert to an unsecured facility, subject to meeting certain conditions described in the Amended Credit Agreement. The Amended Credit Agreement also includes usual and customary events of default and remedies for facilities of this nature.
PNC Loan
On September 9, 2014, we, through certain of our wholly-owned subsidiaries, entered into a loan agreement with PNC Bank, National Association (“PNC Bank”), in the principal amount of approximately $20.3 million (the “PNC Loan”). The PNC Loan is collateralized by eight single-tenant commercial properties and one multi-tenant commercial property, which we purchased for an aggregate collective purchase price of approximately $33.8 million. The PNC Loan bears interest at a fixed rate of 3.82% per annum with interest payments due monthly. The principal amount will be due October 1, 2021, the maturity date.
We generally do not have the right to prepay the PNC Loan in whole, or in part, prior to October 1, 2016. The PNC Loan contains certain yield maintenance provisions that includes a prepayment penalty, which would apply if we elect to prepay the PNC Loan in whole on or subsequent to October 1, 2016, but prior to March 31, 2021. There is no prepayment penalty due if we prepay the PNC Loan on or subsequent to April 1, 2021. The PNC Loan is non-recourse to us and our subsidiaries, but we are each liable for customary non-recourse carve-outs. The PNC Loan contains customary financial, affirmative and negative covenants. Upon the occurrence of an event of default, interest on the PNC Loan will accrue at an annual default interest rate equal to the lesser of 8.82% per annum or the highest rate permitted by the applicable law governing the PNC Loan and any outstanding principal and interest would be payable on the demand of PNC Bank.

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